

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via Facsimile
Mr. Brian T. Gladden
Senior Vice President and Chief Financial Officer
Dell Inc.
One Dell Way
Round Rock, TX 78682

> **Re:** **Dell Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2011**
> **Filed March 15, 2011**
> **File No. 000-17017**

Dear Mr. Gladden:

    We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income and Other Taxes, page 40

1.   We note your disclosure that the effective tax rate in fiscal 2011 was "primarily due to an increase in the proportion of taxable income attributable to lower tax jurisdictions during Fiscal 2011." In light of the significant impact of foreign income tax at different rates on the company's effective tax rate, please tell us what consideration you made to providing

> an enhanced discussion and analysis regarding any known trends and uncertainties related to foreign income and the related income tax rates. Refer to Item 303(a)(3) of Regulation S-K and Section III. B.3 of SEC Release 33-8350.

Liquidity, Capital Commitments, and Contractual Cash Obligations

Liquidity, page 45

2.   We note your disclosure that the company believes internally generated cash flows are sufficient to support day-to-day operations and that you use external capital sources to supplemental your internally generated sources of liquidity as necessary. Your liquidity discussion and analysis should clearly address prospective information regarding the company's short-term (generally up to 12 months into the future) and long-term sources of and needs for capital. Please tell us how you considered the guidance in Item 303(a)(1) of Regulation S-K, FRR 501.03(a) and Section IV of SEC Release 33-8350.

3.   As a related matter, we note that 10 – 20% of the company's cash is held domestically and that demand on your domestic cash has increased as a result of your strategic initiatives. We further note your disclosure on page 15 indicating that the company has been increasingly dependent on access to debt and capital sources to provide financing for customers and to obtain funds in the U.S. for general corporate purposes, including working capital, acquisitions, capital expenditures, funding of customer receivables, and share repurchases. Please tell us how you considered disclosure related to the specific reasons for incurring debt during the periods presented and the use of the proceeds, and analyze how the incurrence of that debt fits into the company's overall business plan and cash management policies and practices. Describe for us how you considered disclosing your policies and any established targets or metrics regarding business acquisitions and share repurchases, including consideration of increasing financial leverage. Address the potential risks and how management weighs those risks with the perceived benefits and opportunities associated with strategic investments and returning value to shareholders in the form of share repurchases. Please refer to Item 303(a)(1) of Regulation S-K, FRR 501.03(a) and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 90

4.   In your disclosure on page 94 regarding on-going legal matters and other proceedings you indicate the company does not expect that the ultimate outcomes in these proceedings or matters, individually or collectively, will have a material adverse effect on its business, financial position, results of operations, or cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been

incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief